UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20529

                                    FORM 11-K


(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______________ to ______________

Commission File Number: 001-12669

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              SOUTH CAROLINA BANK AND TRUST EMPLOYEES' SAVINGS PLAN
                        950 John C. Calhoun Drive, S. E.
                        Orangeburg, South Carolina 29115

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           SCBT FINANCIAL CORPORATION
                               520 Gervais Street
                         Columbia, South Carolina 29201

                          SOUTH CAROLINA BANK AND TRUST
                             EMPLOYEES' SAVINGS PLAN
                          =============================

                              FINANCIAL STATEMENTS
                         WITH SUPPLEMENTARY INFORMATION
                     YEARS ENDED DECEMBER 31, 2003 AND 2002
                                       AND
                          INDEPENDENT AUDITORS' REPORT

                          SOUTH CAROLINA BANK AND TRUST
                             EMPLOYEES' SAVINGS PLAN
                             =======================

                                TABLE OF CONTENTS
                                -----------------
                                                                         PAGE
                                                                         -----
Independent Auditors' Report                                               2
Statements of Net Assets Available for Benefits                           3-4
Statements of Changes in Net Assets Available for Benefits                5-6
Notes to Financial Statements                                             7-11
Supplementary Information:
  Schedule of Assets (Held at End of Year)                                13

                          INDEPENDENT AUDITORS' REPORT


To the Trustees of the
South Carolina Bank and Trust Employees' Savings Plan


We have audited the accompanying statements of net assets available for benefits of the South Carolina Bank and Trust Employees' Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the South
Carolina Bank and Trust Employees' Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


J. W. Hunt and Company, LLP
Columbia, South Carolina
June 21, 2004

                          SOUTH CAROLINA BANK AND TRUST
                             EMPLOYEES' SAVINGS PLAN
                             -----------------------

                                                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 2003
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                        INTER-
                                        GUARANTEED       INDEXED          ASSET         S&P 500         ALL CAP        NATIONAL
                                         INTEREST          BOND          MANAGER         INDEX          GROWTH          EQUITY
                                          ACCOUNT          FUND           FUND            FUND           FUND            FUND
                                       ------------    -----------     ----------     -----------     -----------     ----------
ASSETS:
Investments, at fair value:
  Mutual funds                         $           -    $   274,325    $ 2,013,731    $  2,651,385    $ 1,348,379      $ 230,386
  SCBT Financial Corporation stock                 -              -              -               -              -              -
  Certificate of deposit                     946,725              -              -               -              -              -
  Money market funds                               -              -              -               -              -              -

Investments, at contract value:
  New York Life Insurance Company,
  Investment contract                      2,026,192              -              -               -              -              -
                                       -------------------------------------------------------------------------------------------
    Total investments                      2,972,917        274,325      2,013,731       2,651,385      1,348,379        230,386
                                       -------------------------------------------------------------------------------------------
Receivables:
  Employer's contribution                     44,718         19,015         40,818          72,207         63,099         10,466
  Interest                                     7,717              -              -               -              -              -
                                       -------------------------------------------------------------------------------------------
    Total receivables                         52,435         19,015         40,818          72,207         63,099         10,466
                                       -------------------------------------------------------------------------------------------
    Total assets                           3,025,352        293,340      2,054,549       2,723,592      1,411,478        240,852

LIABILITIES:
  Benefits payable                                 -              -              -               -              -              -
                                       -------------------------------------------------------------------------------------------
    Net assets available
       for benefits                    $   3,025,352    $   293,340    $ 2,054,549    $  2,723,592    $ 1,411,478      $ 240,852
                                       ===========================================================================================




        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 2003
--------------------------------------------------------------------------
                                              SCBT
                                            FINANCIAL
                                           CORPORATION
                                              STOCK            TOTAL
                                         -------------      ------------
ASSETS:
Investments, at fair value:
  Mutual funds                           $           -      $ 6,518,206
  SCBT Financial Corporation stock           2,248,709        2,248,709
  Certificate of deposit                             -          946,725
  Money market funds                            11,890           11,890

Investments, at contract value:
  New York Life Insurance Company,
  Investment contract                                -        2,026,192
                                         -------------------------------
    Total investments                        2,260,599       11,751,722
                                         -------------------------------
Receivables:
  Employer's contribution                       49,665          299,988
  Interest                                           -            7,717
                                         -------------------------------
    Total receivables                           49,665          307,705
                                         -------------------------------
    Total assets                             2,310,264       12,059,427

LIABILITIES:
  Benefits payable                               1,377            1,377
                                         -------------------------------
    Net assets available
       for benefits                        $ 2,308,887      $12,058,050
                                         ===============================



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                          SOUTH CAROLINA BANK AND TRUST
                             EMPLOYEES' SAVINGS PLAN
                             -----------------------


                                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------

                                                    GUARANTEED       INDEXED         ASSET          S&P 500        ALL CAP
                                                     INTEREST          BOND         MANAGER          INDEX          GROWTH
                                                      ACCOUNT          FUND           FUND           FUND            FUND
                                                   ----------      ----------     ----------      ----------      ---------
ASSETS:
  Investments, at fair value:
      Mutual funds                                 $         -     $  135,368     $1,762,405      $1,871,617      $ 817,155
      SCBT Financial Corporation stock                       -              -              -               -              -
      Money market funds                                     -              -              -               -              -

   Investments, at contract value:
      New York Life Insurance Company,
         Investment contract                         2,863,712              -              -               -              -
                                                  ----------------------------------------------------------------------------
                Total investments                    2,863,712        135,368      1,762,405       1,871,617        817,155
                                                  ----------------------------------------------------------------------------
   Receivables:
      Employer's contribution                           31,625          7,024         36,124          68,600         56,429
      Interest or dividends                                  -              -              -               -              -
                                                  ----------------------------------------------------------------------------
                Total receivables                       31,625          7,024         36,124          68,600         56,429
                                                  ----------------------------------------------------------------------------
                Total assets                         2,895,337        142,392      1,798,529       1,940,217        873,584

LIABILITIES:
      Benefits payable                                       -              -              -               -              -
                                                  ----------------------------------------------------------------------------

               Net assets available for benefits  $  2,895,337     $  142,392     $1,798,529      $1,940,217      $ 873,584
                                                  ============================================================================





        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 2002
--------------------------------------------------------------------------------------------------
                                                      INTER-           SCBT
                                                     NATIONAL       FINANCIAL
                                                      EQUITY       CORPORATION
                                                       FUND           STOCK           TOTAL
                                                    ---------      -----------      ---------
ASSETS:
  Investments, at fair value:
      Mutual funds                                  $ 132,877      $         -     $4,719,422
      SCBT Financial Corporation stock                      -        1,697,904      1,697,904
      Money market funds                                    -           10,708         10,708

   Investments, at contract value:
      New York Life Insurance Company,
         Investment contract                                -                -      2,863,712
                                                 ---------------------------------------------
                Total investments                     132,877        1,708,612      9,291,746
                                                 ---------------------------------------------
   Receivables:
      Employer's contribution                           7,152           41,664        248,618
      Interest or dividends                                 -               25             25
                                                 ---------------------------------------------
                Total receivables                       7,152           41,689        248,643
                                                 ---------------------------------------------
                Total assets                          140,029        1,750,301      9,540,389

LIABILITIES:
      Benefits payable                                      -            2,013          2,013
                                                 ---------------------------------------------

               Net assets available for benefits    $ 140,029      $ 1,748,288     $9,538,376
                                                 =============================================


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                          SOUTH CAROLINA BANK AND TRUST
                             EMPLOYEES' SAVINGS PLAN
                             ------------------------


                                                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                                            YEAR ENDED DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------

                                                      GUARANTEED       INDEXED         ASSET         S&P 500         ALL CAP
                                                       INTEREST          BOND         MANAGER         INDEX          GROWTH
                                                        ACCOUNT          FUND           FUND           FUND           FUND
                                                      ----------       --------      ----------     ----------      ----------
Additions to net assets attributed to:
   Investment income:
      Interest                                        $   138,246      $       -     $        -     $        -      $        -
      Dividends                                                 -          6,742         40,071         29,426               -
      Net appreciation in fair value of investments             -            138        246,879        541,410         268,357
                                                      --------------------------------------------------------------------------
               Total investment income                    138,246          6,880        286,950        570,836         268,357
                                                      --------------------------------------------------------------------------
   Contributions:
      Employer's                                           44,718         19,015         40,818         72,207          63,099
      Participants'                                       179,178         60,086        139,694        276,585         247,439
                                                      --------------------------------------------------------------------------
               Total contributions                        223,896         79,101        180,512        348,792         310,538
                                                      --------------------------------------------------------------------------
               Total additions                            362,142         85,981        467,462        919,628         578,895
                                                      --------------------------------------------------------------------------
Deductions from net assets attributed to:
   Benefits paid to participants                          338,825          3,620        111,034         96,616          34,851
   Administrative expenses                                 10,717              -              -              -               -
                                                      --------------------------------------------------------------------------
               Total deductions                           349,542          3,620        111,034         96,616          34,851
                                                      --------------------------------------------------------------------------
Net increase prior to interfund transfers                  12,600         82,361        356,428        823,012         544,044
Interfund transfers                                       117,415         68,587       (100,408)       (39,637)         (6,150)
                                                      --------------------------------------------------------------------------
               Net increase                               130,015        150,948        256,020        783,375         537,894
Net assets available for benefits:
   Beginning of year                                    2,895,337        142,392      1,798,529      1,940,217         873,584
                                                      --------------------------------------------------------------------------
   End of year                                        $ 3,025,352      $ 293,340     $2,054,549     $2,723,592      $1,411,478
                                                      ==========================================================================



            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2003

--------------------------------------------------------------------------------------------------
                                                        INTER-          SCBT
                                                       NATIONAL       FINANCIAL
                                                        EQUITY       CORPORATION
                                                         FUND           STOCK             TOTAL
                                                       ----------    -----------      ------------
Additions to net assets attributed to:
   Investment income:
      Interest                                         $       -     $        71      $   138,317
      Dividends                                            3,273          49,084          128,596
      Net appreciation in fair value of investments       49,679         447,104        1,553,567
                                                      --------------------------------------------
               Total investment income                    52,952         496,259        1,820,480
                                                      --------------------------------------------
   Contributions:
      Employer's                                          10,466          49,665          299,988
      Participants'                                       43,767         179,408        1,126,157
                                                      --------------------------------------------
               Total contributions                        54,233         229,073        1,426,145
                                                      --------------------------------------------
               Total additions                           107,185         725,332        3,246,625
                                                      --------------------------------------------
Deductions from net assets attributed to:
   Benefits paid to participants                           7,081         118,739          710,766
   Administrative expenses                                     -           5,468           16,185
                                                      --------------------------------------------
                Total deductions                           7,081         124,207          726,951
                                                      --------------------------------------------
Net increase prior to interfund transfers                100,104         601,125        2,519,674
Interfund transfers                                          719         (40,526)               -
                                                      --------------------------------------------
               Net increase                              100,823         560,599        2,519,674
Net assets available for benefits:
   Beginning of year                                     140,029       1,748,288        9,538,376
                                                      --------------------------------------------
   End of year                                         $ 240,852     $ 2,308,887      $12,058,050
                                                      ============================================


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                          SOUTH CAROLINA BANK AND TRUST
                             EMPLOYEES' SAVINGS PLAN
                             ------------------------


                                                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                                  YEAR ENDED DECEMBER 31, 2002
----------------------------------------------------------------------------------------------------------------------------------

                                                           GUARANTEED      INDEXED         ASSET         S&P 500         ALL CAP
                                                            INTEREST         BOND         MANAGER        INDEX           GROWTH
                                                            ACCOUNT          FUND          FUND           FUND            FUND
                                                         -----------      -----------   -----------    -------------   ----------
Additions to net assets attributed to:
   Investment income:
      Interest                                           $   141,100      $       -     $        -     $        -      $        -
      Dividends                                                    -          4,183         34,870         28,003               -
      Net appreciation in fair value of investments                -          2,072              -              -               -
                                                     -----------------------------------------------------------------------------
               Total investment income                       141,100          6,255         34,870         28,003               -
                                                     -----------------------------------------------------------------------------
   Contributions:
      Employer's                                              31,693          7,024         36,440         68,808          56,486
      Participants'                                          115,716         30,017        137,076        259,020         232,954
                                                     -----------------------------------------------------------------------------
               Total contributions                           147,409         37,041        173,516        327,828         289,440
                                                     -----------------------------------------------------------------------------
               Total additions                               288,509         43,296        208,386        355,831         289,440
                                                     -----------------------------------------------------------------------------
Deductions from net assets attributed to:
   Benefits paid to participants                              69,841              -         19,085         52,656          23,080
   Net depreciation in fair value of investments                   -              -        268,767        572,929         353,230
   Administrative expenses                                     8,863              -              -              -               -
                                                     -----------------------------------------------------------------------------
               Total deductions                               78,704              -        287,852        625,585         376,310
                                                     -----------------------------------------------------------------------------
Net increase (decrease) prior to
   interfund transfers                                       209,805         43,296        (79,466)      (269,754)        (86,870)
Interfund transfers                                          408,832         20,605        (47,164)      (203,042)       (124,922)
                                                     -----------------------------------------------------------------------------
               Net increase (decrease)                       618,637         63,901       (126,630)      (472,796)       (211,792)
Net assets available for benefits:
   Beginning of year                                       2,276,700         78,491      1,925,159      2,413,013       1,085,376
                                                     -----------------------------------------------------------------------------
   End of year                                           $ 2,895,337      $ 142,392     $1,798,529     $1,940,217      $  873,584
                                                     =============================================================================

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------------------------
                                                         INTER-          SCBT
                                                        NATIONAL       FINANCIAL
                                                         EQUITY       CORPORATION
                                                          FUND           STOCK           TOTAL
                                                        ---------     -----------      ---------
Additions to net assets attributed to:
   Investment income:
      Interest                                          $       -     $       103      $  141,203
      Dividends                                             2,299          38,955         108,310
      Net appreciation in fair value of investments             -         431,920         433,992
                                                    ----------------------------------------------
               Total investment income                      2,299         470,978         683,505
                                                    ----------------------------------------------
   Contributions:
      Employer's                                            7,152          41,664         249,267
      Participants'                                        30,445         167,515         972,743
                                                    ----------------------------------------------
               Total contributions                         37,597         209,179       1,222,010
                                                    ----------------------------------------------
               Total additions                             39,896         680,157       1,905,515
                                                    ----------------------------------------------
Deductions from net assets attributed to:
   Benefits paid to participants                           10,859          67,125         242,646
   Net depreciation in fair value of investments            7,853               -       1,202,779
   Administrative expenses                                      -           3,681          12,544
                                                    ----------------------------------------------
               Total deductions                            18,712          70,806       1,457,969
                                                    ----------------------------------------------
Net increase (decrease) prior to
   interfund transfers                                     21,184         609,351         447,546
Interfund transfers                                        (5,196)        (49,113)              -
                                                    ----------------------------------------------
               Net increase (decrease)                     15,988         560,238         447,546
Net assets available for benefits:
   Beginning of year                                      124,041       1,188,050       9,090,830
                                                    ----------------------------------------------
   End of year                                          $ 140,029     $ 1,748,288      $9,538,376
                                                    ==============================================


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                          SOUTH CAROLINA BANK AND TRUST
                             EMPLOYEES' SAVINGS PLAN
                             -----------------------

                          NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE A - DESCRIPTION OF PLAN:

The following description of the South Carolina Bank and Trust (a wholly-owned subsidiary of SCBT Financial Corporation) Employees' Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL:

     The Plan is a contributory defined contribution plan covering all employees of South Carolina Bank and Trust, N.A. (the "Company") and all affiliates of the Company who work 20 or more hours per week, have six months of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS:

     Each year, participants may contribute up to 50 percent of pretax annual base compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company contributes 50 percent of the first 4 percent of base compensation that a participant contributes to the Plan up to a maximum matching contribution of 2 percent of base compensation. Employer contributions may be made from current or accumulated net profits. Contributions are subject to certain limitations.

     PARTICIPANT ACCOUNTS:

     Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocations of Plan earnings. Allocations are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     VESTING:

     Participants' accounts are fully vested.

     PAYMENT OF BENEFITS:

     On termination of service due to death, disability, retirement, or other reasons, a participant may receive a lump-sum amount equal to the value of his or her account.

SOUTH CAROLINA BANK AND TRUST EMPLOYEE'S SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



NOTE A - DESCRIPTION OF PLAN (CONTINUED):

     INVESTMENT OPTIONS:

     Upon   enrollment   in  the  Plan,  a  participant   may  direct   employee
     contributions in any of the following investment options:

          GUARANTEED  INTEREST  ACCOUNT  -  Funds  are  invested  in  guaranteed
               investment   contracts  (GIC)  with  an  insurance   company  and
               certificate of deposit with the Company.

          INDEXED BOND FUND - Funds are invested primarily in fixed income securities of the Citigroup Broad Investment Grade Bond Index.

          ASSET MANAGER FUND - Funds are  invested  primarily  in  domestic  and foreign common stocks, U.S. Treasuries and agencies, investment-grade corporate bonds, mortgage pass-through securities, asset-backed securities and money market instruments.

          S&P 500 Index Fund - Funds are invested in common stocks replicating the Standard and Poor's 500 Composite Index.

          ALL CAP GROWTH FUND - Funds are invested primarily in stocks issued by companies with investment characteristics such as: participation in expanding markets, increasing return on investment, increasing unit sales volume, and higher growth in revenue and earnings per share relative to the average of common stocks comprising indices such as the Standard and Poor's 500 Composite Index.

          INTERNATIONAL  EQUITY FUND - Funds are invested  primarily in non-U.S.
               common stocks with an emphasis on large, well-established companies. A value approach is used for country selection, with a broad diversification of holdings within each country. Stocks of both established economies and emerging market countries may be included. As further described in Note I, the International Equity Fund was liquidated effective January 26, 2004.

          SCBT FINANCIAL CORPORATION STOCK FUND - The SCBT Financial Corporation
               Stock Fund invests only in SCBT Financial Corporation common shares and money market equivalents.

NOTE B - SUMMARY OF ACCOUNTING POLICIES:

     BASIS OF ACCOUNTING:

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

     INVESTMENT VALUATION:

The Plan's investments are stated at fair value except for its benefit-responsive investment contract, which is valued at contract value (Note
D). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

SOUTH CAROLINA BANK AND TRUST EMPLOYEE'S SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------




NOTE B - SUMMARY OF ACCOUNTING POLICIES (CONTINUED):

     INVESTMENT VALUATION (CONTINUED):

The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will change in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     PAYMENT OF BENEFITS:

Benefits are recorded when paid.

     ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and the disclosure or contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

NOTE C - INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets:


                                                                                             December 31,
                                                                                   -----------------------------
                                                                                       2003              2002
                                                                                   -----------       -----------
MainStay Asset Manager Fund, 164,790 and 165,174
   shares, respectively                                                            $ 2,013,731       $ 1,762,405
MainStay S&P 500 Index Fund, 103,489 and 92,700 shares,
   respectively                                                                      2,651,385         1,871,617
MainStay All Cap Growth Fund, 69,077 and 53,235
   shares, respectively                                                              1,348,379           817,155
SCBT Financial Corporation common stock, 74,932 and
   70,746 shares, respectively                                                       2,248,709         1,697,904
Investment Contract with New York Life Insurance
   Company, #11433                                                                   2,026,192         2,863,712
Certificate of deposit, South Carolina Bank and Trust, N.A.                            946,725                 -

SOUTH CAROLINA BANK AND TRUST EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE C - INVESTMENTS (CONTINUED):

During 2003 and 2002, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                           2003               2002
                                                       ------------      -------------
Mutual funds                                            $ 1,106,463      $ (1,200,707)
Common stock                                                447,104           431,920
                                                       -------------------------------
             Net appreciation (depreciation)              1,553,567          (768,787)
                                                       ===============================


The number of employees participating in each of the Plan's investment options at December 31, 2003 and 2002, is as follows:

                                                        2003              2002
                                                        ----              ----
Fixed Income Fund                                        172               141
Indexed Bond Fund                                        107                74
Asset Manager Fund                                       217               217
S&P 500 Index Fund                                       249               270
All Cap Growth Fund                                      192               195
International Equity Fund                                 65                60
SCBT Financial Corporation Stock Fund                    223               227


NOTE D - INVESTMENT CONTRACT WITH INSURANCE COMPANY:

The Plan has a benefit-responsive investment contract with New York Life Insurance Company (New York Life). New York Life, as the Plan's custodian, maintains the assets in a pooled account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by New York Life. The contract is included in the financial statements at contract value as reported to the Plan by New York Life. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from
4.73 percent to 7.20 percent for 2003 and 2002. The crediting interest rates are based on a formula agreed upon with the issuer and are reviewed on an annual basis for resetting.

NOTE E - RELATED PARTY TRANSACTIONS:

Certain Plan investments are shares of SCBT Financial Corporation common stock held by the Plan sponsor's Trust Department. Fees of $5,468 were paid by the Plan to the Trust Department for the year ended December 31, 2003. Dividends received from SCBT Financial Corporation were $49,110 for the year ended December 31, 2003.

SOUTH CAROLINA BANK AND TRUST EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE E - RELATED PARTY TRANSACTIONS (CONTINUED):

The Plan has also invested in a three-year certificate of deposit with South Carolina Bank and Trust, N.A. maturing April 1, 2006. The Plan earned $21,674 of interest on the certificate of deposit for the year ended December 31, 2003. As of December 31, 2003, the certificate of deposit was earning interest at a rate of 3.31 percent.

NOTE F - PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.

NOTE G - TAX STATUS:

The Internal Revenue Service has determined and informed the Company by a letter dated November 4, 1992, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE H - PLAN OPERATING COSTS:

The Company pays certain operating costs of the Plan such as legal, audit, and administrative fees.

NOTE I -SUBSEQUENT EVENTS:

The Mainstay International Equity Fund was liquidated effective January 26, 2004. The American Funds EuroPacific Growth Fund became a replacement investment option as of April 1, 2004 .

Effective April 1, 2004, the Company's contribution rate increased to 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan up to a maximum matching contribution of 3 percent of base compensation.

                            SUPPLEMENTARY INFORMATION

                          SOUTH CAROLINA BANK AND TRUST
                             EMPLOYEES' SAVINGS PLAN
                             -----------------------

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2003

------------------------------------------------------------------------------------------------------------------------------
IDENTITY OF                                            DESCRIPTION OF INVESTMENT
ISSUE, BORROWER,                                       INCLUDING MATURITY DATE, RATE OF
LESSOR, OR SIMILAR                                     INTEREST, COLLATERAL, PAR OR                               CURRENT
PARTY                                                  MATURITY VALUE                                              VALUE
------------------------------------------------------------------------------------------------------------------------------
New York Life Insurance Company                        Guaranteed Investment Contract #11433                       $ 2,026,192

New York Life Investment Management LLC                MainStay Indexed Bond Fund, 25,030 shares                       274,325

New York Life Investment Management LLC                MainStay Asset Manager Fund, 164,790 shares                   2,013,731

New York Life Investment Management LLC                MainStay S&P 500 Index Fund, 103,489 shares                   2,651,385

New York Life Investment Management LLC                MainStay All Cap Growth Fund, 69,077 shares                   1,348,379

New York Life Investment Management LLC                MainStay International Equity Fund, 21,234 shares               230,386

*SCBT Financial Corporation                            74,932 common shares                                          2,248,709

Federated Prime Obligation Principal Fund              Money Market Fund                                                11,890

*South Carolina Bank and Trust, N.A.                   Certificate of Deposit                                          946,725




Note: Cost information is not required for participant-directed investments.

* Indicates a party in interest

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

              South Carolina Bank and Trust Employees' Savings Plan


Date: June 25, 2004                                      /s/ Richard C. Mathis
                                                         ----------------------
                                                         Richard C. Mathis
                                                         Trustee

                                  EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION                                  LOCATION
----------      ----------------------------                 --------------
23              Independent Auditors' Consent                Filed herewith